CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF TRUST OF
FRM DEFINED OUTCOME
The undersigned certifies that:
1.	The name of the statutory trust is FRM Defined Outcome (the “Trust”).
2.	The First Article of the Certificate of Trust of the Trust is hereby amended to read as follows:
FIRST: The name of the statutory trust formed hereby is Milliman Variable Insurance Trust.

3.	This Certificate of Amendment to the Certificate of Trust of the Trust (“Amendment”) shall become effective upon filing.
4.
This Amendment is made pursuant to the authority granted to the trustees of the Trust under Section 3810(b) of the Delaware Statutory Trust Act and pursuant to the authority set forth in the governing instrument of the Trust.

IN WITNESS WHEREOF, the undersigned, being the sole initial trustee of the Trust, has duly executed this Amendment on the 25th day of January, 2021.

/s/ Adam Schenck
Adam Schenck, Trustee